Exhibit 99.1

SUBMISSION OF MATTERS SUBJECT TO A VOTE OF SECURITY HOLDERS.

Date:	Type of Meeting:	Number of Votes Casted on each item of the agenda:	Matters Voted:
April 27, 2009	General Ordinary and Extraordinary Shareholders´ Meeting	Votes in favor: 8,560,263,404 Votes against or withheld: 0 Abstentions: 0 Non-attendance: 209,089,819 Broker Non-Votes: Not Applicable	Please see below:

FIRST: Approval of reports referred to under article 28, Section IV of the Mexican Securities Market Law, with respect to the transactions carried out by the Company during the fiscal year of 2008, which mainly include the following:

A.
The Report of the Chief Executive Officer which includes the consolidated financial statements of the Company and its subsidiaries with respect to the fiscal year ended on December 31, 2008, the balance sheet, profit and loss statement, statement of changes in the financial situation of the Company, statement of changes in the assets of the Company and the complementary notes. Such report also includes the auditor’s report of the Company;

B.
The Report presented by the Board of Directors which contains: (i) the opinion rendered by the Board of Directors with respect to the content of the report presented by the Chief Executive Officer of the Company; (ii) a report regarding the main accounting policies and criteria followed for the preparation of the financial information of the Company; and (iii) a report regarding the main activities and transactions approved by the Board of Directors; and

C.	The Annual Report of the Audit and Corporate Practices´ Committee of the Company with respect to the activities corresponding to such corporate body.

SECOND: Approval of all transactions carried out by the Company during the fiscal year ended on December 31, 2008; approving and ratifying each and every one of the actions carried out by the Chief Executive Officer of the Company, by the Board of Directors and by the Audit and Corporate Practices´ Committee of the Company during the fiscal year of 2008.

THIRD: It is hereby noted that the statement regarding compliance with the fiscal obligations of the Company referred to in article 86, Section XX of the Mexican Income Tax Law, was read at the Meeting and circulated among the shareholders of the Company.

FOURTH: Approval of the proposal for the application of the balance of the income statement regarding the fiscal year of 2008 as presented at the Meeting.

FIFTH: Approval of the utilization of the fund for the repurchase of shares in order to be destined for the same purposes considered when created, as presented at the Meeting.

SIXTH: Approval of the appointment of the persons listed below as Members of the Board of Directors of the Company, as follows:

Directors: Tomas Milmo Santos, Thomas Milmo Zambrano, Lorenzo Zambrano Treviño, Alberto Santos de Hoyos, Patricio Jimenez Barrera, Alberto Garza Santos, Hector Medina Aguiar, Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey.

Alternate Directors: Alberto de Villasante Herbert, Balbina Milmo Santos, Francisco Garza Zambrano, Alberto Santos Boesch, Andres Velazquez Romero, David Garza Santos, Ramiro Villarreal Morales, Mauricio Morales Sada, José Jorge Yañez Cervantes, Benjamin Jenkins.

SEVENTH: The Meeting qualified Messrs. Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey, Mauricio Morales Sada, José Jorge Yañez Cervantes and Benjamin Jenkins, as Independent Directors of the Company, due to the fact that as of this date they comply with the independence requirements set forth in the Mexican Securities Market Law.

EIGHTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez as Chairman, Secretary and Prosecretary (Alternate Secretary), respectively, of the Board of Directors of the Company, provided that the last two of them will not be considered as Members of the Board.

NINTH: Approval to grant the Members of the Board the amount of $30,000.00 (Thirty Thousand Pesos Mex. Cy.) as fees for their attendance to each of the meetings of the Board of Directors of the Company upon notice of the respective meeting; provided however that such fees shall only be received by those Members of the Board which do not have a working relationship with the Company or with any of its subsidiaries, and also in the understanding that the Alternate Directors shall only receive such remuneration when the respective Director does not attend to the respective meeting.

TENTH: Approval of the appointment of the following persons as members of the Audit and Corporate Practices´ Committee of the Company:

Members: Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey.

Alternate Members: Mauricio Morales Sada, José Jorge Yañez Cervantes, Benjamin Jenkins.

ELEVENTH: Approval of the appointment of Mr. Bernardo Guerra Treviño as Chairman of the Audit and Corporate Practices´ Committee of the Company.

TWELFTH: Approval of the appointment of Messrs. Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez as Secretary and Prosecretary (Alternate Secretary), respectively, of the Audit and Corporate Practices´ Committee of the Company, provided that these two persons will not be considered as Members of such Committee.

THIRTEENTH: Approval to grant the Members of the Audit and Corporate Practices´ Committee the amount of $30,000.00 (Thirty Thousand Pesos Mex. Cy.) as fees for their attendance to each of the meetings of the Audit and Corporate Practices´ Committee upon notice of the respective meeting; provided however that the Alternate Members shall only receive such remuneration when the respective Member does not attend to the respective meeting.

FOURTEENTH: Approval of the amendment of article Ninth Bis 2 of the corporate bylaws of the Company as presented at the Meeting, as per the document attached to this Resolutions as Exhibit A.

FIFTEENTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Federico Gil Chaveznava, Eduardo Elizondo Santos, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez in order for any of them to act individually and appear before the Notary Public to formalize the amendment of article Ninth Bis 2 of the corporate bylaws of the Company as presented at the Meeting.

SIXTEENTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Federico Gil Chaveznava, Eduardo Elizondo Santos, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez in order for any of them to act individually and appear before the Notary Public to formalize the minutes of this meeting and to formalize and comply the resolutions adopted at the meeting, as well as to conduct the applicable filings of such resolutions at the Public Registry of Commerce.